June 16, 2010

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:             Dominion Resources, Inc.
Virginia Electric and Power Company
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-08489
File No. 001-02255

Dear Mr. Owings:

Dominion Resources, Inc. and Virginia Electric and Power Company (the “Companies”) received the Staff's letter dated June 7, 2010, which provided comments on the above-referenced document.  This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Companies hereby acknowledge the following:

•	The Companies are responsible for the adequacy and accuracy of the disclosures in their filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and
•	The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff's comments are set forth below and are followed by the Companies’ responses.

Form 10-K for the Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Staff Comments:

1.
We note your discussion of planned capital expenditures for future fiscal years on page 52, however, it does not appear that you provide disclosure summarizing the capital expenditures made with respect to the fiscal year just ended.  Please revise to quantify such expenditures, explain how the funds were spent and the sources of funds, with a view to providing readers additional context surrounding your future expenditures.

Response
We agree that the discussion on page 52 only addresses capital expenditures for future periods.  We do, however, believe that we included adequate discussion in various sections of the 2009 10-K to provide readers with sufficient information about our current year capital expenditures, including how funds were spent and the sources of the funds.  These sections include Item 1. Business, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data, as described below.

Item 1. Business – Operating Segments (pages 6, 8, 9, 11 and 12)
The Properties section for each of our operating segments includes a detailed discussion of the significant capital projects that are currently under development, including total expected capital expenditures and/or estimated completion dates for many of the significant projects.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources (pages 46 and 48)
The Investing Cash Flows section on page 48 includes the following discussion regarding our investing cash flows for the current year (underline added for emphasis):

In 2009, net cash used in Dominion’s investing activities increased by $205 million primarily due to an increase in capital expenditures related to its electric utility operations and the absence of the proceeds from the assignment of natural gas drilling rights, partially offset by reduced investments in and a distribution from its Fowler Ridge wind farm investment in connection with non-recourse project financing proceeds received in September 2009.

In 2009, net cash used in Virginia Power’s investing activities increased by $565 million, primarily reflecting an increase in capital expenditures for generation and transmission construction projects, including the Virginia City Hybrid Energy Center.

Also, on page 46, we indicate that our capital requirements are funded through internal and external sources of liquidity, including cash provided by operations and/or the issuance of short-term debt, long-term debt and/or equity.

Item 8. Financial Statements and Supplementary Data – Consolidated Statement of Cash Flows (page 62 – Dominion, page 70 – Virginia Power)
In the Investing Activities section of the statement of cash flows, we disclose the amount of cash used for capital expenditures in the Plant construction and other property additions line item ($3.7 billion for Dominion and $2.3 billion for Virginia Power).

Taken together, we believe the discussions contained within these items provide an appropriate level of disclosure regarding our 2009 capital expenditures.

In future filings, we will consider including a discussion of current period capital expenditures in one central location within Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Investing Cash Flows.  This would provide readers with current year capital expenditures and context surrounding both current and planned future capital expenditures.

Exhibits and Financial Statement Schedules, page 156

Staff Comments:

2.
We note that several of your material contracts, including credit agreements, listed on your Exhibit Index are missing some or all of the schedules that are part of those agreements.  For example, we note that exhibits 10.4 and 10.5 are missing schedules.  While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally upon request, there is not a similar provision in Item 601(b)(10) of Regulation S-K.  Please confirm that you will re-file complete copies of these agreements with your next periodic report or advise why it is not appropriate for you to do so.

Response

With respect to material contracts listed on the Exhibit Index to our Form 10-K for the period ending December 31, 2009 that do not contain complete schedules, we will file complete copies of such agreements, including schedules, with our next periodic filing.

If you have any questions or require further information, please call me at (804) 771-3962 or fax me at (804) 771-6519.

Sincerely,

  /s/ Ashwini Sawhney
Ashwini Sawhney
Vice President – Accounting and Controller (Chief Accounting Officer) – Dominion Resources, Inc.
Vice President – Accounting (Chief Accounting Officer) – Virginia Electric and Power Company